COLUMBIA FUNDS SERIES TRUST II

225 Franklin Street

Boston, MA 02110

September 23, 2016

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II Active Portfolios Multi-Manager Value Fund Columbia Money Market Fund (effective 10/1/16 to be known as Columbia Government Money Market Fund)	Post-Effective Amendment No. 147 File Nos. 333-131683 / 811-21852
	Columbia Short-Term Cash Fund	Amendment No. 157 File No. 811-21852

Dear Mr. Cowan:

This letter responds to comments received from the staff (Staff) of the Securities and Exchange Commission (Commission) on September 13, 2016 for the above-referenced amendments (each a Filing and collectively, the Filings) filed by and on behalf of Columbia Funds Series Trust II (the Registrant) on behalf of its series, Active Portfolios Multi-Manager Value Fund, Columbia Money Market Fund (to be known as Columbia Government Money Market Fund effective October 1, 2016) and Columbia Short-Term Cash Fund (each a Fund and collectively, the Funds). Comments and responses are outlined below.

PROSPECTUS COMMENTS:

Active Portfolios Multi-Manager Value Fund and Columbia Government Money Market Fund

Comment 1:	Please provide updated Annual Fund Operating Expenses tables with the response letter.

Response:	See Exhibit A to this letter for the updated Annual Fund Operating Expenses table for each Fund.

Comment 2:	In the More Information About the Fund – Additional Investment Strategies and Policies – Understanding Annual Fund Operating Expenses section, please consider modifying the disclosure to state that other expenses were restated for certain share classes to reflect current transfer agency fees paid by the Fund.

Response:	After further review, we believe that the prospectus disclosure that appears as a footnote to the expense table, pursuant to Instruction 3(d)(ii)(B) of Item 3, addresses the substance of this Staff comment and need not be repeated, in part or in whole, in the More Information About the Fund – Additional Investment Strategies and Policies – Understanding Annual Fund Operating Expenses section. Therefore, additional disclosure regarding the restatement of expenses will not be added.

Active Portfolios Multi-Manager Value Fund

Comment 3:	Please confirm that the fees and expenses of acquired funds invested in by the Fund will be reflected in the Fund’s Annual Fund Operating Expenses table under the subcaption “Acquired Fund Fees and Expenses” if this subcaption is triggered pursuant to Form N-1A (i.e., because total Acquired Fund Fees and Expenses exceed 0.01%) (the AFFE Expense Threshold).

Response:	If the AFFE Expense Threshold is met, the fees and expenses of acquired funds invested in by the Fund will be reflected in the Fund’s Annual Fund Operating Expenses table under the subcaption “Acquired Fund Fees and Expenses.”

Comment 4:	Please confirm that “Money Market Fund Investment Risk” is intended to be a Principal Risk of the Fund.

Response:	So confirmed.

Comment 5:	Consider adding large-cap risk to the Principal Risks sections since the Fund may invest in companies that have market capitalizations of any size.

Response:	The concept of large capitalization risk is embedded in Market Risk, which is currently included in the Principal Risks sections.

Comment 6:	Please confirm that futures contracts are the only type of derivatives that the Fund intends to invest in principally. If other types of derivatives are intended, please adjust the disclosure in the Principal Investment Strategies and Principal Risks sections or consider clarifying the reference to “including” in the Principal Investment Strategies derivatives disclosure.

Response:	Futures contracts are the only type of derivative we expect the Fund to invest in as a principal investment strategy, although it may invest in other types of derivatives to a lesser extent. As a result, we included an explicit reference to futures contracts as a principal investment strategy.

Comment 7:	Item 9 of Form N-1A states that the discussion in the prospectus should expand on the disclosure in Item 4 and should not be substantially the same. If necessary, please revise the Principal Investment Strategies and Principal Risks disclosure in the More Information About the Fund section consistent with Item 9 of Form N-1A and IM Guidance 2014-08.

Response:	While the Fund believes that the Principal Investment Strategies and Principal Risks disclosure in the More Information About the Fund sections is consistent with Form N-1A and Staff guidance (including because the Summary section generally does not include the portfolio managers’ buy/sell process), the Fund notes that the More Information About the Fund section has been revised since making the Filing to include the following buy/sell discipline of a new subadviser, Diamond Hill Capital Management, Inc. (such disclosure does not appear in the Summary section):

Diamond Hill Sleeve

Diamond Hill typically invests in equity securities, including common and preferred stocks of U.S. companies that Diamond Hill believes are undervalued.

Diamond Hill focuses on its estimate of a company’s intrinsic value independent of its current market price. To estimate a company’s intrinsic value, Diamond Hill concentrates on the fundamental economic drivers of the company’s business. The primary focus is on “bottom-up” analysis, which takes into consideration earnings, revenue growth, operating margins, and other economic as well as non-economic factors, such as quality of company management, among others. Diamond Hill also considers the level of industry competition, any applicable regulatory factors, the threat of, for example, technological obsolescence, and other relevant industry factors. If Diamond Hill’s estimate of a company’s intrinsic value is sufficiently lower than the current market price for shares of the company, the company may be considered to be an attractive investment opportunity. Diamond Hill also relies on individual stock selection and discipline in the investment process to add value. The highest portfolio security weights are assigned to companies where Diamond Hill has the highest level of conviction.

Once Diamond Hill invests in a security, it continues to monitor the company’s fundamentals and other factors, including those that may have given rise to the investment. Diamond Hill may sell a security if it believes that the company’s earnings, revenue growth, operating margin or other economic factors are deteriorating; or if it identifies a stock that it believes offers a better investment opportunity.

Comment 8:	In the More Information About the Fund – Additional Investment Strategies and Policies – Transactions in Derivatives section, please consider combining this disclosure with the derivatives discussion already included in the Principal Investment Strategies and Principal Risks sections.

Response:	The disclosure in the More Information About the Fund – Additional Investment Strategies and Policies – Transactions in Derivatives section is included to provide investors with certain information about the Fund’s ability to enter into certain derivatives transactions, including specific types of derivatives that are not expected to be a principal investment strategy. This disclosure will continue to be included in the prospectus.

Comment 9:	The More Information About the Fund – Additional Investment Strategies and Policies – Other Strategic and Investment Measures section also discusses derivatives. Please reconcile this derivatives disclosure with what is previously disclosed in other sections.

Response:	The derivatives disclosure in the More Information About the Fund – Additional Investment Strategies and Policies – Other Strategic and Investment Measures section is included to provide investors with certain information about the Fund’s ability to enter into certain derivatives transactions temporarily to respond to certain market and other conditions. This disclosure will continue to be included in the prospectus.

Comment 10:	In the fourth and fifth paragraphs of the More Information About the Fund – Primary Service Providers – The Investment Manager section, please update the information pursuant to Item 10(a)(1)(iii) of Form N-1A if the discussion regarding the basis of the Fund Board approval of the advisory contracts is available in a more recent shareholder report.

Response:	Pursuant to Form N-1A Item 10(a)(1)(iii), the disclosure is accurate. The most recent shareholder report that includes a discussion regarding the basis for the Fund Board’s approval of advisory contracts is the semiannual report to shareholders for the fiscal period ended November 30, 2015.

Columbia Government Money Market Fund

Comment 11:	Please update the Fund’s prospectus and the EDGAR database with the Class Y ticker symbol when available.

Response:	The Class Y ticker symbol will be added to the Fund’s prospectus and EDGAR when available. It is currently anticipated that Class Y shares of the Fund will commence operations and public offering at a future date and that, upon commencement of operations, the prospectus will be supplemented to include the ticker symbol, and the EDGAR database will be updated to reflect the ticker symbol.

Comment 12:	Footnote (c) to the Fund’s Annual Fund Operating Expenses table states that other expenses for Class Y shares are based on estimated amounts for the Fund’s current fiscal year. Please consider whether this disclosure is applicable since other expenses cannot be estimated unless the fees are different for the new share class (Class Y).

Response:	Because this is a new share class with a different fee structure, we believe it appropriate to disclose that other expenses for Class Y shares are based on estimated amounts for the Fund’s current fiscal year.

Comment 13:	Consider whether “Issuer Risk” should remain a Principal Risk of the Fund given the change to the Fund’s Principal Investment Strategies to be a government money market fund.

Response:	Given the change to the Fund’s Principal Investment Strategies, “Issuer Risk” will be removed as a Principal Risk of the Fund.

Comment 14:	In the tenth bulleted paragraph of the Distributions and Taxes – Taxes section, clarify if the “Realization Method” is the “Simplified Aggregate Method of Accounting” or explain the term “Realization Method” if the IRS final regulations uses this term.

Response:	Upon further review, the tenth bulleted paragraph of the Distributions and Taxes – Taxes section has been replaced with the following:

•    A sale, redemption or exchange of Fund shares is a taxable event. This includes redemptions where you are paid in securities. Your sales, redemptions and exchanges of Fund shares (including those paid in securities) may result in a taxable capital gain or loss to you, equal to the difference between the amount you receive for your shares (or are deemed to have received in the case of exchanges) and your adjusted tax basis in the shares, which is generally the amount you paid (or are deemed to have paid in the case of exchanges) for them. However, shareholders are unlikely to have any gain or loss as long as the Fund maintains a NAV of $1.00 per share. Any capital gain or loss generally will be long-term capital gain or loss if you have held your Fund shares for more than one year at the time of sale or exchange. In certain circumstances, capital losses may be converted from short-term to long-term; in other circumstances, capital losses may be disallowed under the “wash sale” rules.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS:

Active Portfolios Multi-Manager Value Fund and Columbia Government Money Market Fund

Comment 15:	Update references to “Money Market Fund” throughout the Statement of Additional Information (SAI) to be “Government Money Market Fund.”

Response:	References throughout the SAI have been updated to reflect the new Fund name effective October 1, 2016.

Comment 16:	Consider adding Columbia Government Money Market Fund’s 80% policy to Column E (Invest 80%) of the Fundamental Policies table.

Response:	The Fund’s 80% policy associated with Rule 35d-1 (the Names Rule) is not considered fundamental and, therefore, will not be added to the Fundamental Policies table. As disclosed in the Non-fundamental Policies – Names Rule Policy section, shareholders will receive at least 60 days’ notice of any change to the Fund’s principal investment strategies made in order to comply with the Names Rule.

Comment 17:	In the Fundamental Policies section, please add clarifying disclosure to the concentration policy (D12) indicating that Active Portfolios Multi-Manager Value Fund will consider underlying fund concentration policies when considering the Fund’s own concentration policy if it invests in other open-end management investment companies.

Response:	The Fund’s concentration policy is a fundamental policy that cannot be changed without the vote of the majority of the Fund’s outstanding voting securities. As such, we are unable to alter the Fund’s concentration policy at this time.

Comment 18:	With respect to Columbia Government Money Market Fund’s concentration policy (D13) in the Fundamental Policies section, (a) clarify that this concentration policy only relates to bank deposit instruments issued by U.S. domestic banks; (b) consider adding a footnote to clarify that, notwithstanding this policy, the Fund will comply with Rule 2a-7 for government money market funds; and (c) consider proposing to change this fundamental policy at the next available shareholder meeting.

Response:	The policy only applies to money market instruments (including bank deposit instruments) issued by U.S. banks and U.S. branches of foreign banks, subject to the requirements of Rule 2a-7. We will add disclosure in the introductory paragraphs of the Fundamental and Non-fundamental Investment Policies section of the SAI stating that, notwithstanding the policies set forth in the SAI for Government Money Market Fund, the Fund will comply with the applicable provisions of Rule 2a-7 under the 1940 Act (Rule 2a-7).

Comment 19:	With respect to Columbia Government Money Market Fund’s non-fundamental policy disclosed in the Non-fundamental Policies section, consider (a) modifying subsection (i) to reflect that the Government Money Market Fund is subject to an 80% policy to invest in U.S. Government securities; and (b) clarifying in the second sentence that this concentration policy only relates to bank deposit instruments issued by U.S. domestic banks.

Response:	We will modify the section as follows:

The Fund will not (subject to the succeeding sentence) purchase any securities which would cause 25% or more of the value of its total assets at the time of purchase to be invested in the securities of one or more issuers conducting their principal business activities in the same industry, provided that: (i) there is no limitation with respect to obligations issued or guaranteed by the U.S. Government, any state or territory of the United States or any of their agencies, instrumentalities or political subdivisions and, under normal market conditions, the Fund will invest at least 80% of its net assets (including the amount of any borrowings for investment purposes) in government securities and/or repurchase securities that are collateralized by government securities; and (ii) notwithstanding this limitation or any other fundamental investment limitation, assets may be invested in the securities of one or more management investment companies to the extent permitted by the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief. If, at a future date, the Fund ceases to be a government money market fund and becomes a money market fund that may invest significantly in Rule 2a-7 eligible securities issued by non-government entities, the Fund may invest more than 25% of its total assets in money market instruments issued by U.S. banks~~,~~ or U.S. branches of foreign banks (subject to the applicable requirements of Rule 2a-7) and U.S. Government securities.

Comment 20:	Please confirm that, if Active Portfolios Multi-Manager Value Fund invests in credit default swaps, the Fund will cover the full notional value of the swap.

Response:	While the Fund has no present intent to invest in such instruments, the Fund will segregate assets with respect to its derivatives positions in a manner it determines to be appropriate in light of the Staff’s related no-action letters, including Dreyfus, the Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (April 18, 1979), and other published Staff interpretative materials. As disclosed in the section About Fund Investments – Types of Investments – Credit Default Swap Agreements:

A Fund’s obligations under a credit default swap agreement will be accrued daily (offset against any amounts owing to the Fund). For bilateral credit default swaps (CDS) where the Fund is the seller of protection, the Fund will cover the full notional amount of the swap minus any collateral on deposit. In connection with credit default swaps in which a Fund is the buyer, the Fund will segregate or designate cash or other liquid assets in accordance with its policies and procedures. Such segregation or designation will ensure that a Fund has assets available to satisfy its obligations with respect to the transaction. Such segregation or designation will not limit a Fund’s exposure to loss.

Comment 21:	Please confirm that, if Active Portfolios Multi-Manager Value Fund intends to invest in total return swaps, the Fund is aware that an appropriate amount of segregated assets must be set aside. See generally Investment Company Act Release No. 10666 (April 18, 1979). Please note that the Commission issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response:	While the Fund has no present intent to invest in such instruments, the Fund is aware of the referenced SEC publications, and will endeavor to stay abreast of relevant changes within the regulatory environment.

Comment 22:	With respect to each subadvisory relationship discussed in the Investment Management and Other Services – The Investment Manager and Subadvisers – Subadvisory Agreements section, please confirm that each subadvisory agreement is included as an exhibit or incorporated by reference in Part C of the registration statement.

Response:	So confirmed.

Comment 23:	With respect to subadvisory fees disclosed in the Investment Management and Other Services – The Investment Manager and Subadvisers – Subadvisory Agreements section, please disclose, as applicable, any fee waiver and/or expense reimbursements and explain any such waiver or expense reimbursement arrangements with any subadviser.

Response:	There are no subadvisory fee waiver or expense reimbursement arrangements currently in effect. Fund fee waiver and/or expense reimbursement arrangements are described under the caption Fee Waiver/Expense Reimbursement Arrangements in the More Information About the Fund – Additional Investment Strategies and Policies section of the Prospectus.

REGISTRATION STATEMENT COMMENTS:

Columbia Short-Term Cash Fund – Part A (the prospectus)

Comment 24:	Please confirm that “good order” as referenced in the Summary of the Fund – Purchase and Sale of Fund Shares section is described later in the prospectus.

Response:	So confirmed. “Good order” is described in the Buying and Selling Fund Shares section of the prospectus.

Comment 25:	Please note that there appears to be a typographical error in the first bullet of the third paragraph of the More Information About the Fund – Principal Investment Strategies section.

Response:	The word “be” has been removed from the first bullet of the third paragraph of the More Information About the Fund – Principal Investment Strategies section.

Comment 26:	In the first paragraph of the Buying and Selling Fund Shares – Selling Shares – Liquidity Fees and Temporary Suspension of Redemptions section, clarify that the Fund may impose a liquidity fee as early as the same day the Fund Board makes the determination (as outlined in the Money Market Fund Reform FAQ #44).

Response:	The first paragraph of the Buying and Selling Fund Shares – Selling Shares – Liquidity Fees and Temporary Suspension of Redemptions section has been revised to state:

If, at any time, the Fund’s weekly liquid assets (as defined below) fall below 30% of its total assets and the Board, including a majority of the independent Board members (the Independent Trustees), determines it is in the best interests of the Fund, the Fund may, as early as the same day and at any time during the day, impose a fee, ~~at any time throughout the business day~~, of up to 2% of the value of all shares redeemed and/or temporarily suspend redemptions (sometimes referred to as imposing redemption gates) for up to 10 business days.

Comment 27:	In the second paragraph of the Buying and Selling Fund Shares – Selling Shares – Liquidity Fees and Temporary Suspension of Redemptions section, clarify that any Board determination will include “a majority of the independent trustees.”

Response:	The second paragraph of the Buying and Selling Fund Shares – Selling Shares – Liquidity Fees and Temporary Suspension of Redemptions section has been revised to state:

If, at the end of any business day, the Fund’s weekly liquid assets fall below 10% of its total assets, the Fund must impose a fee, as of the beginning of the next business day, of 1% of the value of all shares redeemed, unless the Board, including a majority of the Independent Trustees, determines that imposing such a fee is not in the best interests of the Fund or ~~the Board~~ determines that a lower or higher fee (not to exceed 2% of the value of all shares redeemed) would be in the best interests of the Fund.

Comment 28:	In the second sentence of the fourth paragraph of the Buying and Selling Fund Shares – Selling Shares – Liquidity Fees and Temporary Suspension of Redemptions section, clarify that a liquidity fee may be imposed intraday.

Response:	The second sentence of the fourth paragraph of the Buying and Selling Fund Shares – Selling Shares – Liquidity Fees and Temporary Suspension of Redemptions section has been revised to state:

A liquidity fee, which may be imposed at any time during the day, would generally be implemented, if at all, after the Fund notifies shareholders that such fee will be imposed and will remain in effect until the Board determines that such fee is no longer in the best interests of the Fund; provided that, at the end of a business day, the Fund’s weekly liquid assets equal 30% or more of the Fund’s total assets, such fee will cease to exist effective as of the beginning of the next business day following such determination.

Comment 29:	Supplementally confirm that financial intermediaries will not be notified of imposing fees or gates in advance of notifying shareholders.

Response:	Financial intermediaries will not be notified of imposing fees or gates in advance of public disclosure of the Fund imposing fees or gates.

Comment 30:	In the fourth paragraph of the Buying and Selling Fund Shares – Selling Shares – Liquidity Fees and Temporary Suspension of Redemptions section, disclose the use of liquidity fee proceeds by the Fund, including any possible return to shareholders in the form of a distribution.

Response:	The fourth paragraph of the Buying and Selling Fund Shares – Selling Shares – Liquidity Fees and Temporary Suspension of Redemptions section has been revised to include the following:

Liquidity fees are payable to the Fund and any fees charged to a shareholder will reduce the proceeds received by that shareholder upon redemption.

Comment 31:	In the seventh paragraph of the Buying and Selling Fund Shares – Selling Shares – Liquidity Fees and Temporary Suspension of Redemptions section, provide a general description of the process of Fund liquidation if the Fund’s weekly liquid assets fall below 10% of its total assets and the Fund’s Board determines that it would not be in the best interests of the Fund to continue operating. More detailed information may be provided in Item 23 of the SAI.

Response:	The seventh paragraph of the Buying and Selling Fund Shares – Selling Shares – Liquidity Fees and Temporary Suspension of Redemptions section has been revised to include the following:

In the event that the Board determines to liquidate the Fund, shareholders will be notified of the pending liquidation and the terms of the plan through a supplement to the Fund’s prospectus.

The following additional information is disclosed in the Capital Stock and Other Securities – Description of the Trust’s Shares – Liquidation Rights section of the SAI:

In the event of the liquidation or dissolution of the Trust or the Fund, all shares have equal rights and shareholders of the Fund are entitled to a proportionate share of the assets of the Fund that are available for distribution and to a distribution of any general assets not attributable to a particular Fund that are available for distribution in such manner and on such basis as the Board may determine.

Comment 32:	In the Distributions and Taxes—Taxes section, please disclose the tax consequences to the Fund and its shareholders of liquidity fees.

Response:	The Distributions and Taxes—Taxes section has been revised to include the following:

If the Fund imposes a liquidity fee, the tax consequences to the Fund and to the Fund’s shareholders are uncertain, and may be clarified by future guidance from the Internal Revenue Service. In the absence of guidance, the Fund will determine the tax consequences of a liquidity fee if and when the fee is imposed.

Comment 33:	In the fifth bulleted paragraph of the Distributions and Taxes – Taxes section, clarify if the “Realization Method” is the “Simplified Aggregate Method of Accounting” or explain the term “Realization Method” if the IRS final regulations uses this term.

Response:	The fifth bulleted paragraph of the Distributions and Taxes – Taxes section has been revised to state:

•    Shareholders are likely to recognize gains and losses on their Fund shares once the Fund’s NAV begins to float. You can use one of two methods of tax accounting to recognize gains and losses on your Fund shares.

•    If you apply a realization method of accounting, you will recognize capital gain or loss (if any) from each sale or redemption of Fund shares ~~is a taxable event~~. This includes redemptions where you are paid in securities. Realization methods of accounting generally include any method of accounting for gains and losses other than the NAV Method (described below). Your capital gain or loss (if any) is generally equal to the difference between the amount you receive for your shares and the amount you paid for them. Any such capital gain or loss generally will be long-term capital gain or loss if you have held your Fund shares for more than one year at the time of sale. In certain circumstances, capital losses may be converted from short-term to long-term.

•    If you apply the NAV Method of accounting (also known as the simplified method of accounting for floating NAV money market fund shares), you will realize taxable gain or loss (if any) on your Fund shares based on the net change in value of your Fund shares during each computation period. Your gain or loss during a computation period is equal to: (1) the value of your Fund shares at the end of the computation period, (2) minus the value of your Fund shares at the end of the preceding computation period (or, in the first NAV Method computation period, the adjusted basis of your Fund shares), (3) minus your net investment in Fund shares (purchases—redemptions) during the computation period. Any gain or loss realized during a computation period is recognized in your tax year that includes the last day of the computation period. If your Fund shares are capital assets, gain or loss is short-term capital gain or loss.

• The wash sale rules do not apply to losses from floating NAV money market funds shares, including shares of the Fund, regardless of which accounting method you elect to apply.

Columbia Short-Term Cash Fund – Part B (the SAI)

Comment 34:	Please apply any relevant comments from the prospectus into the Other Practices – Liquidity Fees and Temporary Suspension of Redemptions section of the SAI.

Response:	Applicable prospectus comments will be addressed in the Other Practices – Liquidity Fees and Temporary Suspension of Redemptions section of the SAI.

Comment 35:	Include, if applicable, more detailed disclosure about the operations of fees and gates in Item 23 (Purchase, Redemption and Pricing of Shares section) of the SAI.

Response:	We believe we have disclosed the operations of fees and gates appropriately.

Comment 36:	In the Other Practices – Liquidity Fees and Temporary Suspension of Redemptions – Communication of Liquidity Fee and/or Temporary Suspension of Redemptions section of the SAI, clarify that the SAI will include the dates and length of time of each occurrence as outlined in Instruction 1 to Item 16(g)(1).

Response:	The second sentence of the Other Practices – Liquidity Fees and Temporary Suspension of Redemptions – Communication of Liquidity Fee and/or Temporary Suspension of Redemptions section of the SAI has been revised to state:

The Fund will also disclose in this SAI any occasions, including the dates and length of time, on which (i) the Fund has invested less than 10% of its total assets in weekly liquid assets and with respect to each such occasion whether the Board determined to impose a liquidity fee and/or temporarily suspend redemptions or (ii) the Fund has invested less than 30%, but more than 10%, of its total assets in weekly liquid assets and the Board has determined to impose a liquidity fee and/or temporarily suspend redemptions.

In connection with the above-referenced Filings, the Registrant hereby acknowledges the following:

The disclosures in the Filings are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the Filings. The Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the Filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Filings, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (617) 385-9536 or Heidi Brommer at (612) 671-2403.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Vice President and Secretary
Columbia Funds Series Trust II

EXHIBIT A – Annual Fund Operating Expenses tables

Active Portfolios Multi-Manager Value Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class A
Management fees	0.66%
Distribution and/or service (12b-1) fees	0.25%
Other expenses(a)	0.24%
Total annual Fund operating expenses	1.15%
Less: Fee waivers and/or expense reimbursements(b)	(0.02%)
Total annual Fund operating expenses after fee waivers and/or expense reimbursements	1.13%

(a)	Other expenses for Class A shares have been restated to reflect current transfer agency fees paid by the Fund.
(b)	Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and infrequent and/or unusual expenses) until September 30, 2017, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses, subject to applicable exclusions, will not exceed the annual rate of 1.13% for Class A.

Columbia Government Money Market Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class B	Class C	Class I	Class R	Class R5	Class W	Class Y	Class Z
Management fees	0.38%	0.38%	0.38%	0.38%	0.38%	0.38%	0.38%	0.38%	0.38%
Distribution and/or service (12b-1) fees	0.10%	0.85%	0.75%	0.00%	0.50%	0.00%	0.10%	0.00%	0.00%
Other expenses(c)	0.29%	0.29%	0.29%	0.04%	0.29%	0.09%	0.29%	0.04%	0.29%
Total annual Fund operating expenses	0.77%	1.52%	1.42%	0.42%	1.17%	0.47%	0.77%	0.42%	0.67%
Less: Fee waivers and/or expense reimbursements(d)	(0.15%)	(0.25%)	(0.15%)	(0.09%)	(0.40%)	(0.09%)	(0.15%)	(0.09%)	(0.15%)
Total annual Fund operating expenses after fee waivers and/or expense reimbursements	0.62%	1.27%	1.27%	0.33%	0.77%	0.38%	0.62%	0.33%	0.52%

(a)	This charge decreases over time.
(b)	This charge applies to redemptions within 12 months after purchase, with certain limited exceptions.
(c)	Other expenses for Class A, Class B, Class C, Class R, Class R5, Class W and Class Z shares have been restated to reflect current transfer agency fees paid by the Fund and other expenses for Class Y shares are based on estimated amounts for the Fund’s current fiscal year.
(d)	Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and infrequent and/or unusual expenses) until November 30, 2017, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses, subject to applicable exclusions, will not exceed the annual rates of 0.62% for Class A, 1.27% for Class B, 1.27% for Class C, 0.33% for Class I, 0.77% for Class R, 0.38% for Class R5, 0.62% for Class W, 0.33% for Class Y and 0.52% for Class Z.